SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)

Caliper Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

130872104

(CUSIP Number)

The Berwind Company LLC

103 Foulk Road, Suite 205-22

Wilmington, DE 19803

Attention: Van Billet, Vice President

and Chief Financial Officer

(215) 563-2800

With copies to:

Berwind Corporation

3000 Centre Square West

1500 Market Street

Philadelphia, PA 19102

Attention: Pamela I. Lehrer, Esq.,

Vice President and General Counsel

(215) 575-2319

and

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

Attention: Carmen J. Romano, Esq.

(215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 130872104

1.	Name of Reporting Person The Berwind Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,150,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,150,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,150,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (2)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Shared beneficial ownership of such shares is being reported hereunder because PerkinElmer, Inc. may be deemed to have beneficial ownership of such shares by virtue of the Voting Agreement described in Item 4.

(2)	The calculation of the foregoing percentage is based on 53,056,824 shares of Company Common Stock outstanding as of July 31, 2011 as disclosed by the Issuer in its Form 10-Q filed on August 9, 2011.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 24, 2003 (the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Company Common Stock”), of Caliper Life Sciences, Inc., a Delaware corporation (formerly known as Caliper Technologies Corp.) (the “Company”). The principal executive offices of the Company are located at 68 Elm Street, Hopkinton, MA 01748.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Schedule 13D.

Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2. Identity and Background

Schedule A to the Schedule 13D is hereby amended and restated in its entirety. The second paragraph of Item 2 in the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Berwind is a holding company that holds investments in other businesses and assets. The address of the principal business and executive offices of Berwind is 103 Foulk Road, Suite 205-22, Wilmington, DE 19803. Berwind is a limited liability company that is indirectly (through wholly owned limited partnerships) owned by five trusts, each of which was organized in Pennsylvania (collectively, the “Berwind Trusts”). The name and address of the business and principal office of each of the Berwind Trusts is set forth in Schedule A hereto. The principal business of each Berwind Trust is to hold investments for the benefit of its beneficiaries.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

On September 7, 2011, the Company, PerkinElmer, Inc. (“PerkinElmer”) and PerkinElmer Hopkinton Co., a wholly owned subsidiary of PerkinElmer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of PerkinElmer. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Company Common Stock other than shares owned by Parent, Merger Sub or the Company, will be converted into the right to receive $10.50 per share in cash, without interest thereon and subject to any tax withholding. The parties’ obligations to consummate the Merger are subject to customary conditions, including, among other things, (i) approval of the Merger by the Company’s stockholders and (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and any other similar filings that need to be made in foreign jurisdictions.

In connection with the transactions proposed in, and concurrently with the execution of, the Merger Agreement, the Reporting Person entered into a Voting Agreement, dated as of September 7, 2011, with PerkinElmer and the Company (the “Voting Agreement”) with respect to (i) all shares of Company Common Stock owned, beneficially or of record, by the Reporting Person as of the date thereof, and (ii) all additional shares of Company Common Stock acquired by the Reporting Person, beneficially or of record, during the period commencing with the execution and delivery of the Merger Agreement and expiring upon the termination of the Voting Agreement in accordance with its terms (collectively, the “Shares”). The Voting Agreement terminates upon the earlier of (A) such date and time as the Merger Agreement shall have been terminated pursuant to its terms, (B) the Effective Time, (C) the date set forth in any mutual written consent to terminate the Voting Agreement executed by PerkinElmer and the Reporting Person or (D) the date of any modification, supplement, amendment or waiver of the Merger Agreement as in effect on the date of the Voting Agreement that adversely affects the Reporting Person.

Subject to the terms and conditions of the Voting Agreement, the Reporting Person has agreed that, prior to the termination of the Voting Agreement, it shall at any meeting of the shareholders of the Company (or any adjournment or postponement thereof), however called, vote, or cause to be voted at such meeting, all of its Shares (i) in favor of the adoption and approval of the Merger Agreement (the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against (A) any merger, consolidation or business combination involving the Company or any of its subsidiaries other than the Proposed Transaction; (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; or (D) any other action that is intended, or could reasonably be expected, to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the

Company under the Merger Agreement or of the Reporting Person under the Voting Agreement or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction (each of (ii) and (iii), a “Competing Transaction”).

In addition, the Reporting Person irrevocably appointed Parent and each of Parent’s designees its proxy and attorney-in-fact (with full power of substitution and re-substitution) to vote its Shares as indicated above. The proxy shall terminate, without the requirement of any further action, upon the termination of the Voting Agreement.

The Reporting Person also agreed during the term of the Voting Agreement not to: (i) assign, sell, transfer, pledge, encumber or otherwise dispose of (either directly or indirectly), or enter into any agreement, arrangement or understanding with respect to, any of its Shares; (ii) commit any act that could reasonably be expected to restrict or affect, or has the effect of restricting or affecting, the Reporting Person’s legal power, authority and right to vote all of the Shares then owned of record or beneficially by the Reporting Person or otherwise prevent or disable the Reporting Person from performing any of its obligations under the Voting Agreement

From the date of the Voting Agreement until the consummation of the Merger or termination of the Voting Agreement in accordance with its terms, the Reporting Person agreed not to, directly or indirectly: (i) solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in the Merger Agreement), (ii) enter into, continue or otherwise participate in any communications, discussions or negotiations regarding, furnish to any person any information or data with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal, (iii) adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal or (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to, or that could reasonably be expected to lead to, any Acquisition Proposal.

The Merger Agreement defines an “Acquisition Proposal” as (i) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, tender offer, recapitalization, share exchange or other business combination however effected involving the Company or any of its subsidiaries, (ii) any proposal for the issuance by the Company or any of its subsidiaries of over 15% of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 1.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

As of the date of this Statement, Berwind is the “beneficial owner,” as set forth in Rule 13d-3 under the Exchange Act, of 3,150,000 shares of Company Common Stock, which constitutes 5.94% of the 53,056,824 shares of Company Common Stock issued and outstanding as disclosed by the Company in its most recent Quarterly Report on Form 10-Q filed on August 9, 2011 (the “Aggregate Share Number”).

Each Berwind Trust is, through a wholly owned limited partnership, a member of Berwind, and the Berwind Trusts, their trustees and Berwind’s directors and officers may be deemed to have indirect beneficial ownership of any Company Common Stock owned by Berwind. The Berwind Trusts, their trustees and each director and officer of Berwind disclaims beneficial ownership of the Company Common Stock owned by Berwind. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of the Company Common Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or any other purpose. Mr. Van Billet, Vice President and Chief Financial Officer of Berwind, directly beneficially owns 123,890 shares of Company Common Stock, consisting of 25,107 shares of Company Common Stock, options to acquire 96,353 shares of Company Common Stock and 2,430 restricted stock units to acquire 2,430 shares of Company Common Stock. Such shares represent less than 0.24% of the Aggregate Share Number. Mr. Billet entered into a voting agreement with PerkinElmer comparable to the Voting Agreement. Subject to the terms of such voting agreement, Mr. Billet has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, such shares.

Except as disclosed in this Statement, to the best of the Reporting Person’s knowledge, none of the persons named in Item 2 hereof or on Schedule A hereto beneficially owns any shares of Company Common Stock, nor have any transactions in Company Common Stock been effected during the past 60 days by the Reporting Person or, to the best knowledge of the Reporting Person, by any of the persons named in Item 2 hereof or on Schedule A hereto. In addition, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth or incorporated in Item 4 hereof is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1.	Voting Agreement, dated as of September 7, 2011, by and among PerkinElmer, Inc., Caliper Life Sciences, Inc. and The Berwind Company LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE BERWIND COMPANY LLC

By:	/s/ Van Billet
Name: Van Billet
Title: Vice President and CFO

Dated: September 15, 2011

SCHEDULE A

Each individual listed below is a United States citizen.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	PRESENT PRINCIPAL BUSINESS ADDRESS

Directors of The Berwind Company LLC:

Michael McLelland	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

C. Graham Berwind, III	Employee of Berwind Corporation and Trustee of a Berwind Trust	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Van Billet	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

T.B. Morris, Jr.	Retired	c/o Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Officers of The Berwind Company LLC:

Michael McLelland, CEO and President	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Van Billet, Vice President and CFO	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Dennis Pizzica, Vice President and Treasurer	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Pamela Lehrer, Vice President and General Counsel	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Charles Lewis, Vice President, Corporate Planning and Development	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Saul Treiman, Vice President and Chief Counsel, Corporate Development	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

George Gregory, Vice President and Tax Counsel	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Stephen J. Kirsch, Controller and Vice President, Finance	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Theodore P. Heininger, Vice President, Internal Audit	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Mary LaRue, Secretary	Employee of Berwind Corporation	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Berwind Trust and Trustees:

Berwind Trust Name

Joanna Berwind Creamer, Jessica Berwind, James D. Berwind, Richard P. Wild and Arthur R.G. Solmssen, Jr., Trustees u/d/t of Charles G. Berwind dated 2/28/63 for C. G. Berwind, Jr., et al.		5 Hog Island Road Philadelphia, PA 19153

C. Graham Berwind, III, Joanna Berwind Creamer, J. L. Hamling and Richard P. Wild, Trustees u/d/t of C. G. Berwind, Jr. dated 12/31/72 for: C. Graham Berwind, III, et al.		5 Hog Island Road Philadelphia, PA 19153

Jessica M. Berwind, Joanna Berwind Creamer, J. L. Hamling and Richard P. Wild, Trustees u/d/t of C. G. Berwind, Jr., dated 12/31/72 for: Jessica Berwind Brummett, et al.		5 Hog Island Road Philadelphia, PA 19153

Jessica M. Berwind, Joanna Berwind Creamer, J. L. Hamling and Richard P. Wild, Trustees u/d/t of C. G. Berwind, Jr., dated 12/31/72 for: Jessica Berwind Brummett, et al.		5 Hog Island Road Philadelphia, PA 19153

Jessica M. Berwind, Joanna Berwind Creamer, J. L. Hamling and Richard P. Wild, Trustees u/d/t of C. G. Berwind, Jr., dated 12/31/72 for: Jessica Berwind Brummett, et al.		5 Hog Island Road Philadelphia, PA 19153

Trustee Name

C. Graham Berwind, III	Employee of Berwind Corporation and Trustee of a Berwind Trust	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Joanna Berwind Creamer	Employee of Berwind Corporation and Trustee of certain Berwind Trusts	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Jessica M. Berwind	Employee of Berwind Corporation and Trustee of certain Berwind Trusts	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

James D. Berwind	Employee of Berwind Corporation and Trustee of certain Berwind Trusts	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

James L. Hamling	CEO of Elmer’s Products Inc.	Elmer’s Products Inc. 460 Polaris Parkway Suite 500 Westerville, OH 43082

Richard P. Wild, Esq.	Attorney, Dechert LLP	Cira Centre 2929 Arch Street Philadelphia, PA 19104

Arthur R.G. Solmssen, Jr., Esq.	Attorney, Dechert LLP	Cira Centre 2929 Arch Street Philadelphia, PA 19104

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Voting Agreement, dated as of September 7, 2011, by and among PerkinElmer, Inc., Caliper Life Sciences, Inc. and The Berwind Company LLC.